EN2GO INTERNATIONAL, INC.

644-1812 West Burbank Blvd.

Burbank, CA 91506

May 23, 2011

Securities and Exchange Commission

Washington, D.C. 20549

RE: En2go International, Inc.

SEC Comment Letter dated April 21, 2011

Form 10-K for the fiscal year ended August 31, 2010

Filed January 13, 2011

File No. 000-50480

Dear Sir/Madam:

We are submitting herein the responses of En2go International, Inc. (the “Company”) to the comments set forth in your comment letter dated May 16, 2011 (the “Comment Letter”) on the Form 10-K filed by the Company on January 13, 2011 under the Securities Exchange Act of 1934, as amended.

The Company confirms that, if the cumulative period since inception from January 31, 2007, through August 31, 2010, is included in the Company’s financial statements filed with its Annual Report on Form 10-K for the fiscal year ending August 31, 2011, and if such cumulative period continues to be presented in future filings, it will be re-audited by the Company’s independent registered public accounting firm.

The Company acknowledges that it understands the effects of any failure to re-audit the required financial statements as per the Comment Letter.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

EN2GO INTERNATIONAL, INC.

By: /s/ Robert Rosner

Robert Rosner, Chief Executive Officer